Filed by Jacobs Engineering Group Inc.

pursuant to Rule 425 under the Securities

Act of 1933, as amended, and deemed filed

pursuant to Rule 14a-12 under the Securities

Exchange Act of 1934, as amended

Subject Company: CH2M Hill Companies, Ltd.

Commission File No.: 000-27261

Jacobs Engineering Group, Inc.
Jacobs’ To Acquire CH2M Conference Call and Webcast
August 2, 2017

Jacobs Engineering Group, Inc. – Jacobs’ To Acquire CH2M Conference Call and Webcast, August 2, 2017

CORPORATE PARTICIPANTS

Kevin Berryman, Executive Vice President and Chief Financial Officer

Steve Demetriou, Chairman and Chief Executive Officer

Bob Pragada, President of Buildings & Infrastructure and Industrial

CONFERENCE CALL PARTICIPANTS

Steven Fisher, UBS

Jamie Cook, Credit Suisse

Tahira Afzal, KeyBanc Capital Markets

Andrew Kaplowitz, Citigroup Global Markets, Inc.

Andrew Wittmann, Robert W. Baird

Anna Kaminskaya, Bank of America Merrill Lynch

Chad Dillard, Deutsche Bank

Robert Norfleet, Alembic Global Advisors

Jerry Revich, Goldman Sachs

PRESENTATION

Operator:

Good morning. My name is Chris and I will be your conference Operator today. At this time, I would like to welcome everyone to the Jacobs’ To Acquire CH2M Conference Call and Webcast. All lines have been placed on mute to prevent any background noise. After the speakers’ remarks there will be a question-and-answer session. If you would like to ask a question during this time, simply press star, then the number one on your telephone keypad. If you would like to withdraw your question, press the pound key. Thank you.

Kevin Berryman, Executive Vice President and Chief Financial Officer, you may begin your conference.

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Jacobs Engineering Group, Inc. – Jacobs’ To Acquire CH2M Conference Call and Webcast, August 2, 2017

Kevin Berryman:

Thank you, Chris, and thanks to everyone for joining us today for a special webcast presentation regarding the announcement we made this morning, the combination of Jacobs and CH2M, an historic milestone in both companies’ histories.

I’m joined on the call today by Steve Demetriou, our Chairman and CEO, and Bob Pragada, President of our Buildings & Infrastructure and Industrial lines of business.

Before we begin, I will refer you to Slides 2 and 3 for specific legal and financial commentary, and Slide 4 where I will advise our forward-looking statement disclaimer. Certain statements contained in this document constitute forward-looking statements, as such term is defined in Section 27A of the Securities Act of 1933 as amended, and Section 21E of the Securities Exchange Act of 1934 as amended, and such statements are intended to be covered by the Safe Harbor provided by the same. Statements made in this presentation that are not based on historical fact are forward-looking statements, including statement regarding whether and when the proposed transaction with CH2M will be consummated and the anticipated benefits thereof. Although such statements are based on Management’s current estimates and expectations and currently available competitive, financial, and economic data, forward-looking statements are inherently uncertain and you should not place undue reliance on such statements as actual results may differ materially.

We caution the reader that there are a variety of risks, uncertainties, and other factors that could cause actual results to differ materially from what is contained, projected, or implied by our forward-looking statements. The potential risks and uncertainties include, among others, the possibility that CH2M may be unable to obtain required stockholder approval, or that other conditions to closing the transaction may not be satisfied such that the transaction will not close or that the closing may be delayed; general economic conditions, the transaction may involve unexpected costs, liabilities, or delays; risks that the transaction disrupts current plans and operations of the parties to the transaction; the ability to recognize the benefits of the transaction; the amount of the costs, fees, expenses, and charges related to the transaction; and the actual terms of any financings that will be obtained for the transaction; the outcome of any legal proceedings related to the transaction; the occurrence of any event, change, or other circumstances that could give rise to the termination of the transaction agreement.

For a description of some additional factors that may occur that could cause actual results to differ from our forward-looking statements, see our Annual Report on Form 10-K for the period ended September 30, 2016, and, in particular, the discussions contained under Item 1, Business, Item 1A, Risk Factors, Item 3, Legal Proceedings, and Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations, as well as the Company’s other filings with the Securities and Exchange Commission. Neither the Company nor CH2M is under any duty to update any of the forward-looking statements after the date of this presentation, released to conform to actual results, except as required by applicable laws.

Before handing over to Steve for his opening comments regarding this exciting transactions, I would like to give a couple of comments on our performance for our fiscal third quarter as we believe it is important for you to have the context of our most recent performance when hearing about this strategic acquisition. We will, of course, provide greater detail in our normal quality quarterly earnings call scheduled for next week.

In short, we expect to deliver a strong third quarter. We believe that our expectations for sequential growth during Q3 will materialize. In addition, we also expect that we will deliver strong gross margin performance, and as a result, our GAAP EPS for the quarter is expected to be $0.74, or $0.79 on an adjusted basis, representing a sequential and year-over-year improvement. Importantly, this result is expected to also include approximately $0.02 a share in incremental transaction costs associated with the announcement that we are making today, so our underlying operating performance is expected to be even stronger than our reported results. We also expect that our backlog will show some sequential growth as well.

With that, I will now turn it over to Steve, our Chairman and CEO, to discuss our agenda for today.

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Jacobs Engineering Group, Inc. – Jacobs’ To Acquire CH2M Conference Call and Webcast, August 2, 2017

Steve Demetriou:

Thank you, Kevin, and hello, everyone. Today is indeed a historical milestone for Jacobs and our industry. Earlier this morning we announced a definitive agreement to acquire CH2M to create a premier $15 billion global leader. This is a significant step for both companies. This combination unites complementary capabilities, cultures and relationships, and expands our reach and presence around the world to accelerate Jacobs’ profitable growth and create substantial benefits for our Stakeholders. This deal is truly transformational, aligning with our M&A criteria, both strategically and financially.

Today with CH2M we will set a new benchmark for the industry, which we expect to translate into significant value for Jacobs Shareholders, more opportunities for our employees, and new differentiated end-to-end solutions for our clients. Over the next few slides, I’ll provide an overview of the transaction and strategic rationale before turning it over to Bob Pragada who will provide more detail on how this transaction advances the growth strategy that we presented at our Investor Day last December. Kevin Berryman will then review the financial benefits of the transaction before turning the call back to me for a discussion about the detailed integration plan we have developed and some summary comments. We’ll then open it up for some questions.

Turning to Slide 7, as most of you know, I’m coming up on two years since I joined Jacobs, and over that period we have implemented a significant and successful transformation into a much more efficient, more accountable, and, more importantly, a more profitable company. We were rigorous in our strategy development and implementation. The strong foundation we have put in place makes this the right time to pursue this transaction. The most significant actions we undertook included successfully implementing a company-wide realignment into four global lines of business while driving greater accountability into the organization; completing a substantial restructuring of our overhead and footprint, which is now delivering annualized savings in excess of $285 million; improving our operations and project delivery excellence, resulting in write-downs that are less than half of what we had two years ago, and delivering record gross margin levels, strategically identifying and targeting industries that provide the best growth and profitability, establishing three-year financial objectives, which we’re already delivering against in under one year; and making certain strategic investments in systems and growth initiatives that are further enhancing our business, and we will ensure we continue to attract and retain top tier talent.

Today’s announcement to acquire CH2M now serves as the beginning of the next exciting chapter in our history. We will discuss in more detail CH2M Delivers on the strategic blueprint that we articulated in December, creating new opportunities in our targeted high-growth, high-margin businesses and bolstering our position as a premier global consulting, design, engineering, construction, and operations and maintenance technical services firm. The combination of our two great companies will create an ideal mix of talent and expertise, and builds on our existing common cultures and shared values.

Coupled with Jacobs’ global platform and long-term client relationships, CH2M’s advanced design, technical, and program management expertise will position us to deliver differentiated services to more clients in more geographies around the world.

Finally, this transaction squarely aligns with our communicated growth strategy, enabling more profitable stable expansion across our businesses. In addition, it will allow us to realize significant financial benefits that are sustainable over time and enhance long-term Shareholder value.

Moving to Slide 8 and an overview of the key transaction financials; the total transaction has an equity value of $2.85 billion, and an enterprise value of $3.27 billion, including approximately $460 million of CH2M net debt. This represents an attractive enterprise value multiple of 6.9 times, trailing 12-month Adjusted EBITDA. We will fund this with 60% cash and 40% Jacobs’ stock. The cash stock mix reflects our strong free cash flow generation, coupled with our desire to maintain a strong balance sheet and financial flexibility. This will result in a pro forma net debt to Adjusted EBITDA of 1.9 times.

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Jacobs Engineering Group, Inc. – Jacobs’ To Acquire CH2M Conference Call and Webcast, August 2, 2017

We have confidence in our targeted cost synergies of $150 million as a result of the extensive due diligence efforts and bottoms’ up analysis. On top of our current evaluation, we also believe there is significant upside revenue synergies. At Jacobs, we’re driven by maximizing returns. Therefore, we’ll be highly focused on delivering the 25% Year 1 EPS accretion, excluding amortization, based on cost synergies alone. Equally important is our estimated double-digit return on capital employed that exceeds our cost to capital to deliver Shareholder value.

We expect to close this transaction in Q1 of our Fiscal Year 2018, subject to satisfaction of customary closing conditions, including regulatory and CH2M shareholder approvals.

Turning now to Slide 9, CH2M is a world-renowned design, engineering, and program management firm that we had Jacobs have long viewed as a strategic fit due to their strong positions in the high-value, high-growth, infrastructure and government services sectors. They have a highly talented employee base of more than 20,000 spread across the globe. CH2M ranks at or near the top in a number of key Jacobs priority industries. For example, they are top ranked in all critical water categories. They are number two globally in environmental services. Along with Jacobs, they are ranked in the top three in transportation, and they’re globally recognized as a leader in program management for many iconic projects around the world.

On a trailing 12-month basis, CH2M revenues were $4.4 billion. Their largest sectors are environmental and nuclear, water, and transportation. Seventy-two percent of their clients are national, state, or local governments, and the majority of CH2M’s revenues fall within the higher-margin consulting and project management services.

Turning now to Slide 10, our due diligence affirmed that CH2M has experienced strong business momentum. From the onset, Executive Leadership at both companies established open and dynamic discussions about the potential of combining our two companies and the synergistic opportunities that will follow. Our dedicated M&A Team, supported by leading external consultants, has undertaken an extensive due diligence process across CH2M’s business, including a deep focus on their project portfolio and capabilities.

Two key initiatives that were implemented by CH2M over the past few years and that are clearly supporting strong profit momentum are, one, a targeted portfolio optimization, and, two, a strategic transformation. As it relates to CH2M’s portfolio optimization, they have been successful in addressing the legacy issues that were a drag on performance historically by permanently exiting the higher risk power EPC and transportation design build businesses. Enhanced risk mitigation, project management, and organizational governance are now in place, and we have appropriately considered and conservatively factored certain risk parameters into our valuation, thereby protecting Jacobs and our Shareholders. As a result, we are acquiring a very attractive ongoing business portfolio with a similar risk profile to Jacobs.

With regard to their transformation, which is very similar to our Jacobs strategy initiated in 2015, CH2M prioritized core clients and focused on restructuring and realigning their portfolio. This has led to initial steps to right-size their cost structure while expanding and enhancing client-centric offerings. As the transformed organization is taking hold, CH2M is demonstrating a significant increase in profitability with pro forma trailing 12-months EBITDA at $323 million, up approximately 30% from the prior 12-month period. Like us, there’s still much more to do and, therefore, we believe we are acquiring CH2M at a very opportune time.

Finally, their transformation efforts are now resulting in incremental growth momentum, as evidenced by their gross profit awards being up 25% in the first half of this year.

As we look at the revenue mix for the companies on Slide 11, you get a glimpse of the transformation resulting from our combined business. On a trailing 12-month basis, Jacobs’ revenues totaled $10.7 billion. With the acquisition of CH2M, our new combined revenue on a pro forma basis would be $15.1 billion, with 56% now coming from growing infrastructure and government services sectors compared to

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Jacobs Engineering Group, Inc. – Jacobs’ To Acquire CH2M Conference Call and Webcast, August 2, 2017

45% today. The addition of CH2M’s portfolio to our combined company represents a significant 40% increase in overall revenues. While CH2M’s existing businesses align with our four lines of business, it is interesting to note that our two companies are highly complementary with very little overlap in industry verticals. As such, each of us brings different strengths that complement one another.

Our combined Company provides significant opportunity to expand our services across our client base and presents exciting opportunities for our employees and our shareholders.

Now, on Slide 12, mapping the two businesses to our line of business structure, it is clear that this strategic combination will have a positive effect on our overall portfolio. We are significantly expanding our high-margin, high-growth buildings and infrastructure and aerospace and technology businesses, while retaining a strong base in our lines of business more exposed to micro cycles. The expansion of revenues across all four lines of business is indicative of the increased expertise and talent that we gain as a result of this acquisition. We’re confident the scale of our combined companies across all four lines of business will strategically and profitably diversify our portfolio.

Turning now to Slide 13, fundamentally, the core of our combination is all about people and culture, where Jacobs and CH2M are a strong fit. Our Jacobs core values place key emphasis on safety, integrity, people, clients, performance, and growth. CH2M’s values are identical: safety, ethics, people, client centric, quality, and growth. Both companies clearly take pride in their strong, successful cultures. We believe that a successful company’s greatest resource are its people and one of our values is people are the heart of our business. It is exciting that CH2M has a similar philosophy and we look forward to further strengthening this as we become one team. CH2M’s dynamic and energizing style and Jacobs’ focus on entrepreneurial and inspirational leadership creates an exciting and powerful combined culture, and in the process, becomes the employer of choice in our industry.

On Slide 14 you can see our unified companies make a compelling strategic fit and our strengths complement one another. The combination of our two great businesses advances our mission to be the world’s premier global consulting, design, engineering, construction, and operations and maintenance technical services firm. As we looked at combining our portfolios, there are exciting things in store.

CH2M provides strengths in a number of key sectors that we previously identified as strategic priorities. Combining these strengths with Jacobs’ premier capabilities will enhance our ability to deliver differentiated solutions for clients. In particular, we will be able to leverage CH2M’s strengths in water, environmental remediation, and large-scale PMCM across Jacobs’ global operating platform. In addition, our long-standing client relationships will significantly expand the scope of work and opportunities we’re able to pursue around the world.

We also intend to leverage Jacobs’ expertise and improve project execution and delivery discipline. This will enable us to further improve performance across the portfolio, as well as enhance the opportunity set in CH2M’s core sectors. Jacobs has benefited from a well-capitalized balance sheet, which has been strengthened by our improved financial discipline and emphasis on generating free cash flow. We will bring the strategic asset to CH2M, enabling incremental investments in people, clients, and growth. Together, our combined value proposition creates enhanced Shareholder value through differentiated client solutions, industry-leading talent, and a partnership that will accelerate profitable growth.

I’ll now turn it over to Bob.

Bob Pragada:

Thank you, Steve, and good day, everyone. Starting on Slide 16, as previously mentioned by Steve, in December of last year we shared our growth strategy with the Investor community, which identified specific sectors for targeted growth within our lines of business. These sectors were chosen based on our expected profitability, size of opportunity, and compelling forward-looking growth rates. They are highlighted in green.

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Jacobs Engineering Group, Inc. – Jacobs’ To Acquire CH2M Conference Call and Webcast, August 2, 2017

As indicated by the checked sectors on this slide, the combination of CH2M’s business ideally complements our strategy and accelerates the focus on strengthening our offering and platform in high-margin, high-growth sectors. In fact, this acquisition represents the most compelling opportunity to accelerate our strategic growth objectives.

Starting with Aerospace and Technology; CH2M brings significant capabilities and expertise in U.S. government services, particularly in large, stable, nuclear environmental sectors. This expertise in consulting, remediation, and decommissioning services has also given CH2M a strong position in the U.K. and elsewhere, including with private sector clients. In our Buildings and Infrastructure business, CH2M’s world-class expertise and full service offering in the water sector across multiple public and private clients will be a catalyst for growth in one of our most critical focus areas. CH2M’s track record of success and market leadership in transportation, specifically aviation and roads and rail, will serve as a force multiplier to our global leadership position in those sectors.

We are also excited about the opportunities CH2M brings to our Industrial and Petroleum and Chemicals lines of business, centered on their technical expertise in the advanced manufacturing sector and operations, maintenance, and modular capabilities in the oil and gas upstream and midstream verticals. Coupled with our platforms in these sectors, the combination is positioned extremely well to enhance our differentiated value offering to our collective clients.

As we look at the positive impact CH2M’s people and expertise will have in each of our lines of business, we are excited and energized by the growth potential across the entire company. Let’s take a look at each of these sectors and highlight those growth opportunities, starting with Water on Slide 17. The water sector, for both our public and private clients, represents one of our most critical growth areas in the company. With a multibillion-dollar addressable market, solid annual growth rates, and the growing need to optimize use, reclamation, treatment, and cost-effective asset management, the water industry represents one of our biggest opportunities globally. Whether it’s delivering the Thames Barrier, one of the largest movable flood barriers in the world, or providing higher-quality effluent to produce biogas for unconventional power in Singapore, CH2M has demonstrated world-class expertise and delivered superior value to its clients for decades.

Combined with Jacobs’ long-term presence in geographies, specifically targeted for near- and mid-term investment, such as the United States, U.K., Australia, and the Middle East, and developing areas such as North Africa, India, and Southeast Asia, we are well-positioned for immediate growth during this critical area of infrastructure. Additionally, CH2M’s uniquely differentiated end-to-end solutions, combined with Jacobs’ broad and deep sustained service presence, can be leveraged into our private sector base as a true catalyst for long-term growth.

Turning to Slide 18; as highlighted by the latest ENR rankings, Jacobs holds an industry-leading position across multiple verticals in the transportation sector globally, specifically in multimodal transit and aviation. Combined with CH2M’s leading world-class program management expertise and proven ability to deliver iconic projects at a global scale, such as the Panama Canal expansion and the Metrorail program for the Dubai Expo 2020, we are well-positioned to expand our value solution in multiple geographies for one of the largest and fastest growing segments in the infrastructure space. With a portfolio of globally distributed and complex projects, we are also excited by our combined ability to attract and retain top talent in the industry, as we actively grow our Service platform.

Moving on to Slide 19; both CH2M and Jacobs share a leadership position in the industrial and petroleum and chemical space. The combination provides an ideal opportunity to diversify our integrated project delivery, specifically in clean manufacturing segments of life sciences and semiconductor. CH2M’s superior technical expertise, such as high-end clean room design and process optimization, coupled with Jacobs’ world-class engineering and construction management skills, provides our clients with superior value to enhance their operating performance. In the upstream and midstream verticals of the oil and gas sector, our combined Operations and Maintenance platform in North America provides a superb opportunity to capitalize on a sector upturn, as well as long-term growth in sustaining capital spending.

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Jacobs Engineering Group, Inc. – Jacobs’ To Acquire CH2M Conference Call and Webcast, August 2, 2017

Turning to Slide 20; global trends, such as rising urbanization, growing resilience and needs in major metropolitan areas, and dynamic regulatory requirements across both private and public sectors, are all driving significant investment in the environmental sector. As an industry leader with broad and deep environmental expertise, CH2M has been a long-standing partner to both public and private clients globally in the areas of sustainability, resiliency, and compliance. Coupled with Jacobs’ long-standing client relationships in petroleum and chemicals, life sciences, and mining and minerals, the combined entity has a significant opportunity to drive long-term transformational growth through delivery of consulting and remediation services across our lines of business. This combined skill set is truly a market differentiator and we are excited about the opportunities ahead for our people and for our clients.

Now on to Slide 21. For several decades, the nuclear industry has predominantly focused on consulting, decommissioning, and remediation efforts, particularly in North America. Few players have operated at the highest level and are capable of supporting the world’s largest program. CH2M is one of those Tier 1 suppliers and has successfully deployed its world-class environmental remediation expertise to become an industry leader.

Building on CH2M’s foundation of successful programs for the U.S. Department of Energy, such as Rocky Flats, Hanford, and Idaho, they recently announced a very strategic long-term award for the DOE at Paducah, Kentucky. Coupled with Jacobs’ new build and environmental management skills in both the U.K. and U.S., the unified entity positions us to further grow with key clients such as the U.S. Department of Energy, Canadian Nuclear Energy Alliance, and various U.K. agencies.

To summarize, on Slide 22, we, especially I, am very excited about our opportunity to create a $15 billion world-class solutions provider, and a preeminent $10 billion global design leader right from day one.

I will now turn it over to Kevin to present the financial overview of the acquisition.

Kevin Berryman:

Thank you very much, Bob, and I’m now turning to Slide 24. While you have heard a lot from Bob and Steve regarding the compelling strategic merits of this transaction, I would now like to talk a bit about how this combination also delivers against the M&A framework that we outlined during our Investor Day last year. This transaction clearly delivers against the financial hurdles we identified as part of our three-year strategic objectives. In particular, this combination will enhance our position and capabilities in high-growth and high-margin sectors. The financial metrics of this acquisition are strong, as our projections result in returns that exceed our internal hurdle rates. As a result, the transaction is expected to significantly enhance Shareholder value.

We have identified $150 million of annual run rate cost synergies that we believe are achievable by the end of the second year, and when combined with our profitable growth expectations, will result in a longer-term ROIC forecast at greater than 10%. On a net present value basis, we have estimated in excess of $4 billion in total expected value, which is driven by a strong internal rate of return of over 14%. In the first full year post-close, we have forecasted adjusted cash EPS accretion of approximately 25% and approximately 15% on an adjusted EPS basis. Note our cash EPS accretion forecast excludes any expected amortization cost associated with the deal.

Importantly, we also believe that EPS will be marginally accretive in the first full year post-close when we include all cost synergy benefits and integration costs, but exclude transaction costs. These benefits were derived from a focused team that performed rigorous due diligence and analysis of the combined businesses. The team included support from external financial advisors and consultants who also conducted a thorough independent review of the deal. Our Executive Leadership has demonstrated their ability over the past few years to right-size Jacobs and our global footprint, realign the business, integrate past acquisitions, and improve our project delivery performance. As a result, we believe our financial expectations are achievable and we are confident we will deliver on them as we combine the two organizations.

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Jacobs Engineering Group, Inc. – Jacobs’ To Acquire CH2M Conference Call and Webcast, August 2, 2017

Moving to Slide 25, as part of our diligence, our internal teams and external advisors identified and validated $150 million in annual cost synergies from a number of key areas that we are confident can be delivered. Importantly, we have confirmed this figure at synergy workshops that we held with the Executive CH2M Team. Just as we have implemented and achieved a significant restructuring and realignment at Jacobs and delivered on our promised multi-multimillion dollar cost savings, we believe we can deliver against these synergies. The cost savings and synergy opportunities fall within five broad areas.

First, there are opportunities in real estate to co-locate the combined employee base. We believe that there are at least 50 locations whereby a combination benefit exists and which will not be disruptive to our clients or our employees. Second, we believe there are opportunities from optimizing our common corporate operation structure. Third, given the complementary nature of our businesses, we believe there’s an opportunity to align the organizational structures of our two companies to create enhanced efficiencies in running our business. Fourth, we believe that our incremental scale provides additional benefits to our procurement efforts across non-labor spend. Finally, there is significant opportunity to combine our IT infrastructure to consolidate systems, toolsets, and processes, and migrate to a reduced number of harmonized platforms.

Based on our forecast, the full run rate of these synergies and savings are expected to be realized by the end of Year 2, with a total one-time cost to implement of approximately $225 million. Beyond these estimated benefits, we believe there are further margin and cash flow improvement opportunities. Specifically, we believe there is additional upside related to leveraging our disciplined approach to project management and project delivery excellence, and in increasing our utilization of high-value service and design centers. We will also target improvements in working capital, leveraging our current efforts in Jacobs to improve cash flows. We also believe we can achieve significant upside revenue synergies by combining our organizations and selling across industries and to existing customers.

Turning to Slide 26, I would like to provide some additional color on the risk profile of the CH2M project portfolio. We are really excited about the low risk profile of the portfolio that we are acquiring, but I think it’s important to address up front some of the past challenges. As you know, CH2M previously entered into transportation design build and expanded their power EPC businesses. These decisions resulted in CH2M entering into project types that were foreign to the Company’s historical risk appetite and capabilities. As a result, they incurred substantial costs relative to these projects. Needless to say, this area of their portfolio was a critical focus of our due diligence. As a result of our review, we have confirmed that CH2M exited all transportation design build and power EPC businesses and there have been no new projects in this area since 2014. We thoroughly evaluated any potential remaining risk relative to the Company’s efforts in these areas. Specifically, we spent considerable time evaluating the last two legacy projects and believe we have appropriately considered their respective risk profile into our evaluation.

As we move forward, we are excited about the low risk profile we are acquiring as part of this transaction. We believe there to be key advantages in our low-risk approach to our contracts, and our portfolio of fixed price versus reimbursable project is currently at 18% versus 82% respectively. I am pleased to report that CH2M has a similar ongoing low-risk portfolio and our expectation is for a combined pro forma portfolio of approximately 85% reimbursable versus 15% fixed price. We like this mix and it reflects our focus on successfully executing on fixed-price projects only where we have the capabilities, where we are confident we can manage the risks, and where we can successfully manage and deliver against our client expectations. In short, we believe we will have a best-in-class low-risk business going forward.

Moving forward to Slide 28; as earlier highlighted by Steve, the transaction financials are favorable to our Shareholders. The acquisition will be funded via a consideration mix of 60% cash and 40% Jacobs’ equity. Total funding requirements represent a total cash amount of $2.4 billion, including paying off CH2M’s outstanding debt. We have secured adequate financing for the deal through a combination of our existing cash and revolver capacity, as well as new committed $1.2 billion three-year term loans. We are forecasting post-close liquidity of approximately $900 million and our overall balance sheet is expected to remain strong post-close. We project to maintain a strong investment grade profile with net

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Jacobs Engineering Group, Inc. – Jacobs’ To Acquire CH2M Conference Call and Webcast, August 2, 2017

debt to Adjusted EBITDA of 1.9 times post-close. The strong balance sheet ensures that we will continue to deliver our expected quarterly dividend and opportunistically pursue share buybacks.

Finally, post-acquisition, CH2M shareholders will own approximately 15% of Jacobs’ outstanding shares.

With that, let me pass it back to Steve.

Steve Demetriou:

Thank you, Kevin. Turning to Slide 29, we are mindful of the integration hurdles our industry has faced and therefore we have developed a comprehensive, focused and disciplined integration plan that we believe will enable us to successfully bring our companies together. As part of this planning work, we have evaluated transactions over the past 10 years to identify critical success factors and lessons learned. These have been incorporated into our integration plan to ensure we identify and capture opportunities and mitigate challenges along the way.

Jacobs’ Leadership has proven its ability to right size the business and significantly improve the fundamental profitability of the Company. We have also put in place processes that are delivering on our targeted cost savings and will continue to ensure that there is a strong culture of accountability and discipline. As we combine the two organizations, our focus will be to ensure a smooth and successful transition. Our top priorities are retaining talent and building on our common cultures, ensuring we continue to achieve a strong base business performance, and developing and delivering cost and growth synergies.

We are realistic about the time and effort required for a successful integration and we’ll have a transparent approach with a commitment to provide updates on our progress, both internally and externally. We expect to achieve a successful integration as our complementary cultures and shared values provide us with confidence to realize the full benefits of a united team.

Moving to Slide 30, we’ve assigned Senior Executives to lead the integration on a full-time basis. Gary Mandel, an Executive Vice President at Jacobs, and Lisa Glatch, an EVP at CH2M, will co-lead our integration management office. Gary and Lisa will be supported by a dedicated team comprised of members from both organizations. We have also engaged an external world-leading consulting firm with significant transformational integration experience to support the process.

Our integration management office is developing a roadmap to ensure accountability and transparency, which will be supported with a rigorous integration plan. I will Chair an Executive Integration Steering Committee that will be comprised of Senior Leadership from both companies. In addition, our Board of Directors will be highly engaged. As we move forward with integration planning, we will continue to maintain sharp focus on driving our existing businesses.

At Jacobs, we firmly believe that our people are the heart of our business, and key to our successful integration is capturing the hearts and minds of all employees. Therefore, a top priority will be to retain and attract top-tier talent while expanding their career opportunities. The majority of our acquisitions over the years have been privately held firms, and today, across the organization, many of our top 100 leaders at Jacobs have come from these acquisitions. Therefore, we are confident in our ability to successfully integrate, embrace, and inspire our new teammates from CH2M.

To conclude on Slide 31, we believe this transaction is a win-win for all Stakeholders. The combined businesses of CH2M and Jacobs creates a $15 billion global solutions provider with the ability to deliver an enhanced, differentiated value proposition for our clients, preserve our attractive industry-leading low-risk profile, expand our portfolio with further high-quality project expertise, greater industry access, and increased growth opportunities. This acquisition aligns well with our strategic priorities, solidifies our leadership, and provides us with expanded capabilities in target industries and geographies. As we enhance our position at our highest-growth, highest-margin businesses, we will create a new industry leader.

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Jacobs Engineering Group, Inc. – Jacobs’ To Acquire CH2M Conference Call and Webcast, August 2, 2017

For employees, there are exciting career opportunities as part of a larger dynamic and diversified global company. For our clients, as the most capable and distinctive company in the industry, we will be a stronger partner and offer new differentiated services and solutions. For our Shareholders, we expect to deliver significant value given the financial and operational strength we create together.

Jacobs and CH2M, delivering advanced solutions for a more connected, sustainable world. This is an exciting landmark moment for Jacobs and an industry-defining event. I personally look forward to the days ahead as we unite these two great organizations.

With that, we’ll take any questions.

Operator:

At this time, I would like to remind everyone, in order to ask a question, press star, then the number one on your telephone keypad.

Your first question comes from Steven Fisher of UBS. Your line is open.

Steven Fisher:

Thanks. Good morning and congratulations. What do you anticipate growing these businesses at the top line over the next one to two years relative to those mostly 4% to 5% industry CAGRs and the 2% to 3% for nuclear? I noticed that CH2M’s revenues have been declining over the last few years, so what do you need to do in order to achieve those revenue growth numbers and to what extent does it involve taking on any more risk?

Steve Demetriou:

Yes. Thank you, Steve. Look, first of all, let me address the revenue side, a couple of factors there. When you look at the $5 billion-plus of revenue reported in 2016 and the trailing 12-months that we reported at $4.4 billion today, the primary difference there is a joint venture in Canada that was previously consolidated in 2016, but because of some industry changes in consolidation, the ownership of that joint venture changed and, as a result, we’re showing it as de-consolidated, obviously still enjoying the margin but it just impacted the revenue.

But the more important message is their transformation journey that we referred to in today’s presentation, very similar to ours, has been purposefully deemphasizing low value and, in fact, at times unprofitable businesses. So, like us, very much in the past 12 to 18 months, margin-focused, which has been successful as we’ve looked at all the sequential improvement in the last several quarters. Then, I think more importantly, is the first six months of this year, pivoting to growth with a 20%, 25% improvement in win rate. As far as our due diligence shows, we’re expecting improvement going forward on the top line and then obviously significant combined growth opportunities as we just recently described.

We’ll get in overtime to sort out certain growth rates, but obviously one of the top priorities was the Water business that we’re acquiring, which is one of the highest growth businesses in our industry, and that’s a business that’s been growing industry-wide around 8% to 10%, so that is exciting for us. But, Bob, any other comments on growth rates as it relates to the other businesses?

Bob Pragada:

No. I mean, I think with the combination we’re going to be able to grow in excess of the CAGRS of the market because of our increased share.

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Jacobs Engineering Group, Inc. – Jacobs’ To Acquire CH2M Conference Call and Webcast, August 2, 2017

Steven Fisher:

That’s helpful. Again, just to be clear so we know what to put in the models here, I mean, is that growing ahead of the CAGR something that you ramp up to over time or is that something based on their book of business and prospect funnel that you see as achievable in the next one to two years?

Kevin Berryman:

Thanks for the question, Steve, follow-up question. Look, we feel good about the momentum of the existing base business that they have been generating. Steve alluded to the momentum and the new wins that have been occurring over the last six months, first half of their 2017 year. We’re excited about that, so we like the momentum of the base business. I will tell you that while we have not yet incorporated any of the values associated with the synergies revenue upside, but there is clear upside and we believe that those will develop over time, and result in even stronger momentum as we go through the forecast period through five years and thereabout, so excited about the potential uptick relative to combining these two organizations.

Steven Fisher:

Okay. Then, if I could, you mentioned that the risk parameters on CH2M’s challenging projects have been appropriately considered. Can you just walk through what are the risk parameters that you considered on these projects and what your base case is to finish, that will cost to finish these projects? Thank you.

Kevin Berryman:

A couple of things; one, the first thing is we did an in-depth review of their total project portfolio, not only these areas that we discussed during the call, but their full portfolio, and we liked what we saw in terms of their diligence and their discipline as it relates to their current transformation efforts that Steve alluded to. That’s the first point I’d like to make.

The legacy issues associated with some of these areas that we discussed are winding down and it’s clear they’re winding down. There’s two particular projects that we did very deep diligence on that we evaluated what the facts were surrounding them, what the implications were for potential cash flow implications going forward, and we have conservatively evaluated what we expect those to be. In our evaluation, we took worst-case scenarios, so we believe that we’ve covered ourselves as it relates to those. They’re winding down and they are basically one-offs as we sit here today in terms of the project portfolio. What we are buying, really, is a fundamentally low-risk project portfolio that, when combined with us, gives us an industry-leading low-risk profile.

Steven Fisher:

Are you able to quantify broad brush strokes what it will cost, worst-case scenario?

Kevin Berryman:

Well, what I will tell you is that our total valuations still results in us being over $4 billion in value.

Steven Fisher:

Okay. Thank you.

Operator:

Your next question comes from Jamie Cook of Credit Suisse. Your line is open.

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Jacobs Engineering Group, Inc. – Jacobs’ To Acquire CH2M Conference Call and Webcast, August 2, 2017

Jamie Cook:

Again, congratulations. I guess a couple of questions, one to follow-up on Steve’s and then more a strategic question. Kevin, specifically, what percent of the portfolio of CH2M Hill’s backlog is unprofitable at this point? On those—I think there’s two major problem projects—what percent exactly complete are they and how do we think about normalized margins, because if you look at CH2, historically, it’s tough to get a gauge on normalized margins? Then, my second question is more strategically. I get the parts of the business that you like about CHM in terms of the nuke business, the government business, but on some of the other end markets, when you think about industrial and petroleum and chemicals, transportation, I mean, I feel like the market is moving more towards a vertically integrated service platform versus a design, build platform, and I feel like this pushes you guys back into just more of a design type company; so, why move in that direction or is the goal longer-term to increase your construction capabilities? I’m just trying to figure out the strategic rationale on the parts of the business that generally need more EPC to grow market share. Thanks.

Kevin Berryman:

Maybe I’ll take the first half of that question, Jamie, as it relates to the backlog and what percentages are associated with some of these past project issues. Really, it’s de minimis because one of the projects is winding down as we speak, will be ending near the end of this year, and the second one has been exited and there’s no current activities as it relates to the projects, so from a backlog perspective, no real reliance on these tail projects, which one is complete...

Jamie Cook:

In the portfolio, that’s fixed price, the rest is—that’s profitable?

Kevin Berryman:

Yes. Well, basically what they’ve done is they’ve really focused on their client base. They’ve really fine-tuned and focused on those clients which are effectively profitable versus not profitable, and at this particular point in time, they’re getting to a place where their ongoing operations are effectively mostly profitable. I’m sure there are still some things out there which they’re working through because as they’ve been driving towards improving the portfolio, they have to finish up the old, but that’s quickly going away.

Jamie Cook:

Then, how to think about more normalized margins, because if you look at CH2, historically, it’s very difficult to get a sense of normalized?

Kevin Berryman:

Yes. Look, I think the $323 million of EBITDA that we’re talking about is a normalized level. We think there’s opportunities to grow off of that, obviously, but we feel that that’s a good basis from which to be thinking about.

Jamie Cook:

Okay. Then, sorry, strategic, why move more towards design when the rest of the world is moving towards EPC, ex the government nuke businesses?

Bob Pragada:

Yes. Jamie, this is Bob. A couple of things on that; we look at our customers’ needs and requirements similar to how CH2M views them and here’s the benefit: instead of blanketly saying the market is moving to EPC or design build, what collectively we do have the ability to do is look at where are the customers’ needs and then use the end-to-end solutions in that portfolio of services in order to satisfy those needs. For example, in the Water Design Build business, that is a very, very strong business for CH2, historically

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has been a very profitable business for them, and it’s a business we’re going to continue on. Why? Because that’s what the needs of the customer are and that’s what we’re very good at. On other customers utilizing the portfolio of services from front-end consultancy and design to long-term operations and maintenance for the life of the programs in the projects, this platform is going to have the unique ability to service that element of the market across multiple sectors.

Jamie Cook:

Okay. Thanks. I’ll get back in queue.

Operator:

Your next question comes from Tahira Afzal of KeyBanc Capital Markets. Your line is open.

Tahira Afzal:

Good morning, folks.

Steve Demetriou:

Morning.

Bob Pragada:

Morning.

Tahira Afzal:

I guess as a first question, if I was to see the structure of CH2M Hill as an employee-based company, and how M&A, as you have said in the past, sometimes you see a bit of a mixed retention level amongst the middle management element, so I would love to get a sense of, as you look historically within your M&A in the past, how many of those have been employee-based and what retention tools have you used in the past that have been successful?

Steve Demetriou:

Right. Thanks, Tahira. Look, this is probably the most important point that we’re now looking forward as far as moving, combining these two companies, is the people side and the culture side. As you said, there’s a lot of lessons learned, not only by sort of what we’ve done over the past several decades on 70-plus acquisitions but some of the major industry consolidations that have taken place over the last 10 years. It does start with the talent and culture combinations. I want to say that what gives us high confidence on this particular merger combination is this very similar culture. Yes, they’re employee-based and we’re a public company, but when you peel the onion and look at sort of their transformation journey that they launched a few years back, it is almost exactly what we’ve been doing with regard to, first and foremost, building a culture of accountability, increasing the business and acumen, the focus on margin and profitability rather than volume and revenue. It is all about the client relationship and the client-centric philosophy, and you know that that’s been Jacobs’ success over the past many decades and it’s exactly what CH2M’s focused on.

As far as talent retention, for us, it’s going to be all about blending the best of both sides. Not trying to incorporate everything into Jacobs, but taking their great brand and our great brand and combining it to making an even better company going forward, and I think that sort of inspirational cultural integration is going to be the number one priority in making this successful. I think when you look at failed deals in the past, that’s been one of the main issues.

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Jacobs Engineering Group, Inc. – Jacobs’ To Acquire CH2M Conference Call and Webcast, August 2, 2017

The other big piece here is this is very complementary with regard to putting the two companies together. Unlike a lot of the other combinations in the industry over time that had significant overlap, the overlap here is very small. They’re bringing strengths that we don’t have and we have capabilities and strengths that they don’t have, and so the ability to take their water business, their environmental business, and take that across our global platform and client base should create significant growth opportunities, and our ability to take a lot of our improved processes and balance sheet and project delivery capabilities across their operations is going to yield significant productivity improvements. These are the type of things that we’re going to focus on.

As it relates to the retention, it is going to be about our integration process going forward. This industry right now and many of the sectors like transportation, is resource constraint, so our message on day one going forward is this is exactly what we needed at Jacobs is we needed more people, more talent, more expertise to grow the Company, and so the message is going to be around talent retention, is the fact that we need CH2M’s great talent to build off of our great people base at Jacobs. We’re going to have a lot more discussion over time around the rigor and processes.

I’ll just end with your comment about their just being an employee-owned company and what experience we have. As I said in my remarks, the majority of the 70-plus acquisitions that Jacobs has made over the last several decades have been privately held, and in many cases, employee-owned, companies, and so when you look at our top 100 leaders today at Jacobs, the majority of them have come from those privately held and, in many cases, employee-owned companies, so we have a huge built-in experience on how to take this integration to the next step.

Tahira Afzal:

Got it. Okay, Steve. That’s helpful. I guess just a follow-up more on the end markets. I know that it seems when I look at CH2M Hill, the water infrastructure and U.K. remediation clearly are the new sort of areas in terms of strengths that you add to the Jacobs portfolio. Now, on the Water side I know there’s a pretty big probe (phon) project program unfolding in the U.K. in London. Are there any specific regions that you feel there’re some pretty large opportunities of a similar scale that we can look at? Then, on the Nuclear side, those tend to be sometimes very complex with liabilities. Have you gotten pretty comfortable around some of the liabilities, et cetera, that do sort of come with that business?

Steve Demetriou:

Sure. First, on the first part of your question with regards to Water, we see that the needs of aging infrastructure and just overall innovative ways of dealing with long-term asset management really being a focus in the U.S., and more specifically in the Western U.S. and in the Midwest where aging infrastructure has been neglected for quite some time. In this respect, the U.K. is probably much more ahead, so when you look at those CAGRS that we put around on the growth in the water market, those are global, and if you look at what those look like in the U.S., they’re much higher. I’d say the U.S. is number one and there are also large opportunities that are arising in Australia and in Southeast Asia as well.

The second part of the question on Nuclear, yes, we have assessed those liabilities. The unique element of how both companies, both CH2M and Jacobs entered into the nuclear space, it really was around parlaying the remediation and the environmental skills into the decommissioning and cleanup aspects of these facilities. So, in the U.S., again, and then also in Canada, some major re-competes that are on the horizon that we feel pretty energized about the opportunities that lay ahead in that industry as well.

Tahira Afzal:

Thanks a lot, Steve.

Operator:

Your next question comes from Andrew Kaplowitz of Citi. Your line is open.

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Jacobs Engineering Group, Inc. – Jacobs’ To Acquire CH2M Conference Call and Webcast, August 2, 2017

Andrew Kaplowitz:

Hey, good morning, guys. Congratulations.

Steve Demetriou:

Thanks, Drew.

Andrew Kaplowitz:

Steve or Kevin, I know you guys know this, but just to place you a little bit, as you look at the history of large deals of the UC space—you’ve said it already—few have been successful, mostly because it’s difficult to value someone else’s backlog, and a project has issues or markets weaken shortly after the target’s been bought. Maybe, Kevin, can you give specifically on the XS (phon) LNG power project, what you think the liability is there? I know you probably don’t want to talk about the specific projects, but we all know about that project, so any more color you can give us on what you guys think that liability is on that project would be helpful.

Kevin Berryman:

Look, we’re not going to go into the specific details. That’s an ongoing dynamic that we will be working with the CH2M organization post-close hopefully that we’ll get to that place. But I will tell you, we have probably spent the single most amount of time in our diligence relative to that and we believe that clearly there is a series of dynamics that are going on relative to that project. We feel as if we’ve evaluated appropriately in terms of the risk profile and, as a result of that, the incremental value that we’ve been talking about takes into account some costs associated with that.

I think I probably should just leave it there. I know why you’re asking. I appreciate the question, but really don’t want to go into details as it relates to what that specifically looks like from our perspective.

Andrew Kaplowitz:

All right. Thanks, Kevin. Then—(cross talking) you go ahead, Steve.

Steve Demetriou:

Because you mentioned it in opening sentence and I just want to touch on it again because I do think it’s appropriate for questions to come around sort of the industry’s performance over the last many years and being able to successfully merge companies. I think what I believe is different here than in many of the cases, and even different from Jacobs a few years back, is the alignment that we have in our line of business structure. As you know, over a year ago we created the new accountability of our four lines of business, and we pointed that out in our presentation, how their businesses fits sort of squarely aligned with especially our Buildings and Infrastructure and Aerospace and Technology line of business structure. I think that accountability, the global focus and strategies that are in place for those businesses—and, hopefully, for those of you that were at the December strategy review, can see how this fits very nicely with what we specifically talked about, our top priorities back in December—and we have accountable leadership in place to consolidate those businesses and take on some great leadership from CH2M’s side. I think that’s going to be a unique element of this integration compared to a lot of integrations that you’ve experienced in the past.

The other piece here that I would say is even different from some of the Jacobs’ more recent big acquisitions, four or five years ago, is that whereas in the past we had an M&A Team led by corporate, going after these acquisitions and then handing it over to the Executive Team once the deal was done, we had all of the accountable Executives at Jacobs in Building and Infrastructure, Aerospace and Technology and across the functions and other businesses, leading the due diligence and being involved,

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hands-on on this rigorous due diligence. There is a two-month running start to what we’ve done as far as starting this integration. I think there’s a lot more we’ll talk about over time, but we’ve spent a lot of time thinking about these type of questions and how we’re going to really set the benchmark on integration of this important combination.

Andrew Kaplowitz:

All right, Steve, that’s helpful. Let’s focus on cost synergies for a second. Over 3% of CH2’s trailing sales, almost half the run rate EBITDA that they’re doing on an annual basis; when we look at other large E&C deals, specifically the one larger deal a couple of years ago for one of your close tiers, this seems like more than that, so maybe you can talk about your confidence in the synergies. I know, Kevin, you talked about it, but does it seem appropriate to value these synergies in the deal given you have to do all the work? I mean, that’s the sort of concern here is that when I look at synergies in the past, sure, you get them, but you need to get—you reel in (phon) past on the margins of the target, so maybe you can talk about how you look at synergies here.

Steve Demetriou:

Let me start and I’ll hand it over to Kevin. I think what’s important is we looked at some benchmarks as far as percent of revenue and things like what you talked about, but our development of the synergies is a bottoms-up analysis. I could tell you our belief is we’ve been conservative. We’re putting synergies on the table that we believe are in our control. These aren’t market-dependent synergies or just theoretical. These are things that came out of the due diligence process and, in many cases, we had the ability to work with our CH2M counterparts to brainstorm and really get some rigor behind these synergies.

As you could see, these aren’t just people synergies, these are—three out of the five categories are non-people related synergies that we feel very confident when we talk about real estate or we talk about IT infrastructure or we talk about procurement. Then, obviously, there will be some redundancy in overhead and some other factors. But we feel very confident and, again, I want emphasize a bottoms-up development of these synergies rather than some sort of benchmark compared to other deals.

Anything to add, Kevin?

Kevin Berryman:

Just a couple of comments. I think you addressed it quite well, Steve. I’ll give you an example of some of the processes that we’ve gone through where—and I’ll highlight real estate, for example—where we’ve had the two teams of the respective companies go through and look every location, by city, understanding where locations are and what were the potential implications relative to one site versus the other. Some of these synergies will come from Jacobs, not just CH2M locations, because we’re going to do the right thing for our Shareholders. When we went through the real estate piece, it was city-by-city, office-by-office and saying, okay, this makes sense. We can do this. Can we fit into the other location? Can we effectively do that? Yes. No. We’ve got to build-out. We’ve got to this. We’ve got to do that.

Effectively, we have, right now, a straw-man. That straw-man probably will change when we get incremental facts and we start to actually take a hold of the Company when the deal closes, but we have a very, very clear view of how we want to execute against it as we sit here today. Will it adjust? Absolutely. But we have a plan and we will start to continue to develop that plan with a more robust view as we go through this transition process and ultimately be ready to drive it when the deal closes.

Andrew Kaplowitz:

Appreciate it, guys. Good luck.

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Jacobs Engineering Group, Inc. – Jacobs’ To Acquire CH2M Conference Call and Webcast, August 2, 2017

Steve Demetriou:

Thank you.

Operator:

Your next question comes from Andrew Wittmann at Baird. Your line is open.

Andrew Wittmann:

Great, and good morning. I guess my first question looks back at CH2M Hill. When they did the deal a few years ago for Halcrow there was quite a bit of dialogue on the pension liabilities, particularly in the U.K., they inherited. If I look at the CH2M balance sheet today, they have a long-term employee-related liability of $296 million. I think most of that is pension. I was hoping you guys could quantify how much of that is in pension and if you included that in your enterprise value estimate.

Kevin Berryman:

We have evaluated this in terms of the pension liability. You’re right; the bulk of that $300 million is pension. It’s a couple hundred million dollars plus, our couple hundred million dollars, I think, a little bit over a couple hundred million dollars, and we have, as per normal, processes to compare to other transactions, we’ve excluded that small incremental amount.

Andrew Wittmann:

Got it. Okay. Then, I guess maybe my next question was just on the Nuclear business that you’re inheriting. Obviously CH2M, its position in this marketplace is well known. This business has also been under greater scrutiny in Congress today for the way that it’s being contracted with basically—it’s great business, it’s very low-risk and obviously kind of needs to be because it’s really toxic stuff so the Government takes that risk—but how did you get comfortable? Did you consider the fact that this business is being scrutinized today for the first time in a while, and how did that factor into your ability to pay for that business?

Bob Pragada:

Yes. They way we looked at it was more from a long-term. Political agendas tend to come and go, but if you look at the real needs of the industry over a long period of time, they’re there and they’re not going away. That’d be point one. Do I—I’m not going to opine on where the current political debate goes, but we definitely didn’t take the short-term view, we took the longer-term view. Secondly is the skill sets that were required in this space and a few that have the ability to deliver this type of value, whether it be in decommissioning or full-fledged remediation, that group is small and CH2 has built a significant brand name around that space, so we feel confident that the near-term portfolio is strong and that the long-term prospects continue to be there and be stronger.

Andrew Wittmann:

That’s very interesting. Thank you. Then my final question is just getting a little background on how this PO came to be. Obviously, CH was pretty explicit in the fact that they were planning on transacting in some form or fashion. Can you just talk about whether this was a negotiated deal or an auction deal, or how this process came to be? Obviously we’ll learn that in the proxy, but any little bit that you could tell us now would be helpful. Thank you.

Steve Demetriou:

Yes. I think, for the most part, we’d rather wait until the proxy comes out to provide all that detail, but bottom line was we were invited by CH2M to evaluate the opportunity of putting our two companies together, and I can say for them it was a combination of making sure they got value for the Shareholders, but also to make sure they partnered with the right strategic company because, for them being an

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Jacobs Engineering Group, Inc. – Jacobs’ To Acquire CH2M Conference Call and Webcast, August 2, 2017

employee-owned company, it was very important for their Board and their leadership to align with a company that they felt had the same mindset, the same culture, and then the same focus on growth.

I do want to take this opportunity to, again, address the primary reason we’re doing this, which is behind a lot of your questions today, is, yes, there are attractive synergies and we believe just a great financial compelling story here, but this is all about growth, and we believe that the combination of these two companies and what we’ve talked about earlier, is clearly going to be a combination that ultimately is going to win because of growth opportunities.

Andrew Wittmann:

Okay. Great. Thank you very much.

Operator:

Your next question comes from Anna Kaminskaya of Bank of America Merrill Lynch. Your line is open.

Anna Kaminskaya:

Good morning, guys. Maybe as a follow-up question, can you talk about just combined free cash flow profile for the two companies going forward? I mean, it’s tough to tell from CH2M’s statement, just because they had so many cost overruns, just what do you expect your conversion rate to be? Also, can you talk about working capital opportunity? I think you touched on it a little bit in your prepared remarks, but any more color you would be able to provide would be helpful.

Kevin Berryman:

Yes. Anna, look, we’re not going to go necessarily into specifics. We’ll certainly, as we get to post-close, we’re going to be providing greater clarity. But I will say the following: we do believe there’s opportunities on the working capital side specifically as it relates to DSO. If you peel away some of the onion as it relates to that, they’ve got DSO’s that are above ours. Clearly, we’re going to have to work off some of those contracts that ultimately translate into an agreement already in place, but we do believe longer-term there’s opportunities. In our discussions with their management team, they believe it as well, and they’ve already started that journey. Their current compensation structure is actually all around cash flow for 2017. So we’re excited about the alignment philosophically as it relates to the drive to improve cash flow.

I think if you look at our kind of EBITDA figure and you look at their EBITDA figures, we’re quickly going to become a company that’s going to be over $1 billion dollars in EBITDA, so we’re excited about that opportunity, and clearly that provides us with a very strong ample cash flow dynamic that, long-term, will make us an even stronger company by allowing us to have the optionality to provide cash back to Shareholders and continue to grow.

Anna Kaminskaya:

Then it’s fair to assume it will still be north of 100% conversion in 2018?

Kevin Berryman:

Yes. Look, I think as we look forward, I wouldn’t necessarily quote a number in 2018 specifically, but, clearly, we think there’s a cash flow conversion cycle improvement, especially as it relates to the DSO on their business that will play out over time.

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Jacobs Engineering Group, Inc. – Jacobs’ To Acquire CH2M Conference Call and Webcast, August 2, 2017

Anna Kaminskaya:

Yes. Can you talk about any conflicts on your existing contracts, maybe both of you on the contracts you need to renegotiate it, how sizable can it be, and are you looking at any lines up for divestiture as you consolidate both companies and maybe they become non-core to the operations?

Steve Demetriou:

Anna, this was a big part of our due diligence, and as far as really trying to understand what overlap or contractual issues that could be, as you’ve pointed out. Again, I want to emphasize the majority of what we’re putting together here is complementary, very little overlap, almost to the point we’d say de minimis. I think this is really going to be about, again, figuring out very quickly how we actually capitalize on the growth opportunities, and we’ll really have very little to work with regard to managing some of the overlap items that you talked about.

Anna Kaminskaya:

What about any businesses that you think might not fit into the combined company, or is it too early to talk about it?

Steve Demetriou:

Look, we mentioned in our strategy back in December that we will always, on an ongoing basis, evaluate our portfolio, but we feel like we are buying a very high-quality, high-margin business that, for now, we’re very much focused on all the key strategic priority segments that we talked about, and there really isn’t anything to discuss today about thinking of any divestitures. But we’ll continue to evaluate both Jacobs and CH2M’s portfolio as we go forward.

Anna Kaminskaya:

Great. Thank you very much for your time.

Steve Demetriou:

Thank you, Anna.

Operator:

Your next question is from Chad Dillard of Deutsche Bank. Your line is open.

Chad Dillard:

Hi. Good morning, guys. How should we think about the synergy phasing over the next two years? How much will you get exiting 2018, as well as 2019, and then how much of the integration expense is cash?

Kevin Berryman:

Yes. Look, as you could tell from our options that we were going after in terms of cost structure, there’s a chunk that’s not cash. We don’t have the exact number, but you can almost think it’s probably in the neighborhood of 50%. We’ll further evaluate that as we go through and it could change a little bit, but certainly a chunk of it is non-cash. I think that we won’t talk necessarily right now as it relates to the timing of it because we’re really going to have to get knee-deep and plan the execution, but we do believe that by the end of the second year we will have a full run rate of $150 million in cost synergies.

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Jacobs Engineering Group, Inc. – Jacobs’ To Acquire CH2M Conference Call and Webcast, August 2, 2017

Chad Dillard:

Thanks. Then, are there any large contracts up for renewal on the CH2M side? Then, are there any greater than 10% customers to be aware of? Then, lastly, what sort of milestones should we be looking for on a regulatory approval process? Are there any potential obstacles that we should be aware of?

Steve Demetriou:

We’ll work that in reverse. As far as the NI Trust scenario goes, we’ve been well-advised, we feel really positive about the dynamics there and there’s really nothing that overly concerns us, and we look forward to getting through that positively. Bob, on the…

Bob Pragada:

Yes. If it fits into the category of greater than 10% or having a significant impact on the portfolio business, we don’t see any major items that would fit that classification.

Kevin Berryman:

In fact, given their recent kind of streak of new wins in the portfolio, they’re building momentum.

Steve Demetriou:

Significant.

Chad Dillard:

Great. Then, just any large contracts up for renewal over the next 12 months?

Steve Demetriou:

Yes. That was where my comment went. Just, overall, there are a few, probably not at liberty to discuss specifically what those are, but the teams collectively are feeling very confident and bullish about the prospect.

Chad Dillard:

Great. Thank you very much.

Steve Demetriou:

Thank you.

Kevin Berryman:

Chris, maybe a couple more and then we’ll wind it.

Operator:

Yes, Sir. Your next question comes from Rob Norfleet of Alembic Global Advisors. Your line is open.

Robert Norfleet:

Good morning, and congratulations on the transaction.

Steve Demetriou:

Thank you, Rob.

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Jacobs Engineering Group, Inc. – Jacobs’ To Acquire CH2M Conference Call and Webcast, August 2, 2017

Robert Norfleet:

Just real quickly—most of my questions have been answered, but when you guys completed your strategic review and the restructuring obviously at Jacobs, Kevin, one of the things you had stated was that there were a number of cases where you thought that Jacobs could pursue EPC projects on a fixed price basis, and that, frankly, you wouldn’t be taking that much risk; obviously opportunity left on the table. I just wanted to see, now with the addition of CH2M and, obviously, the portfolio is clearly more risk adverse, 85% pro forma cost reimbursable, I mean, do you still see opportunities with the combined scale of this company to go after, in a selective fashion, some larger EPC work, especially in the process area?

Steve Demetriou:

Yes. This is Steve, here. I think you said it well at the end of your question. As select targeted, where we have the capability, proven track record, we’ve got the talent in place, the offices involved are EPC capable, and so that’s where both CH2M and Jacobs are exactly today in their journey is where we have that capability and track record, we can target selective projects where we believe we could be successful and have proven to be successful. There’s examples in their water business where that’s the case and there’s some examples, for example, on our side in our Petroleum and Chemicals where we have that capability for the most part in our Houston office. That’s going to be our path going forward, but it’s all about managing risks successfully and maintaining a very attractive low-risk profile, and you’ve got that ratio correct, 15% more on the fixed side, 85% on reimbursable-like services.

Robert Norfleet:

Okay. Great. Lastly, CH2M cites obviously that they have a revenue pipeline of roughly $60 billion worth of potential contracts or awards. Obviously you guys have taken a look at some of these and I assume there’s very little overlap, but can you discuss then what some of these end-markets that these projects are being targeted?

Steve Demetriou:

Sure. I mean, it really is the headlines for what we’ve been talking about today. A lot of those jobs sit within the environmental and the nuclear space, transportation and some large programs in the water space as well. The stratification of that pipeline is right down the wheelhouse and the sweet spot of CH2M has got a strong core competency in.

Robert Norfleet:

Great. Thanks, again.

Bob Pragada:

Okay. I think we’ll take one more question.

Operator:

Your next question comes from Jerry Revich of Goldman Sachs. Your line is open.

Jerry Revich:

Hi. Good morning, and congratulations. I’m wondering if you could talk about, on Slide 25, out of the five categories of cost synergies that you’ve outlined, can you just help us understand the relative size of each, which are the larger buckets, and by the same token, can you talk about which of these categories do you expect to be out-staffed or moving in terms of which ones should we get the benefit of earlier in the integration process?

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Jacobs Engineering Group, Inc. – Jacobs’ To Acquire CH2M Conference Call and Webcast, August 2, 2017

Kevin Berryman:

Look, I think the top three are all substance in terms of what the magnitude of the opportunities are. The real estate is the one that can have, I would say, some trickiness associated with the execution on it because, as you well know, to be able to take the savings and the restructuring, you have to vacate properties and that affects people, that affects our clients, and we have to be very careful if, in fact, we do some of these things. That could be the one that is a little bit tricky.

We also think that IT systems and procurement, while a slightly lower number, but very substantial in terms of opportunities. I will tell you that we have a list of opportunities that are actually greater than $150 million, and our expectation is that we’re going to drive to that number. It’s not in our valuation. We’re not going to tell you what that number is, but we’re feeling confident that we’re going to be able to deliver $150 million.

Jerry Revich:

Okay. Thank you. Then, on the organizational side, you laid out what the pro forma organization will look like on Slide 12. Can you talk about the integration pie, and particularly in Buildings and Infrastructure, where obviously there is more integration work to do compared to the other segments, maybe just give us a rough sense of timeline on when you expect the fully integrated team to be in place?

Steve Demetriou:

Yes. Bob, why don’t you take that?

Bob Pragada:

Sure. Just I’ll answer the second part with regards to Buildings and Infrastructure. We’re in early days. Really, we wanted to get through due diligence, have some initial conversations around what potential structures would be, and then really work with CH2M to determine what the right fit would be. We’ve got, at the scale that we will both be, a real opportunity to capitalize on geographic growth and now growth by market sector globally. So, what’s the right mix of that organization, is it two dimensions, is it one dimension, and how do we make sure that we optimize the skill sets of both players? We’re working through that right now.

Overall, for the entire organization, I’d say it might be a little bit more advanced than that. The slide that you’re referencing really was to show the revenue pro forma. It wasn’t intended to be what the fixed organization will be going forward as it breaks down to those lines of businesses. So, all very, very much priority areas as we move forward into integration.

Jerry Revich:

Bob, can you just say more on that last point please? What will the organizational structure look like? You’ve been very successful in setting up the line of business process and it sounds like based on your last comment, we might be looking at a different line of business than what we’ve seen over the past, we call it, year-plus; is that right?

Steve Demetriou:

Jerry, let me comment on it. We’ve had a lot of discussion already through the due diligence process with CH2M on this. I think we both agree that our line of business structure provides a great opportunity, so you should assume that, in general, our line of business structure will remain intact. We’ll obviously evolve that as we get into the integration, but, specifically, Buildings and Infrastructure, which is going to be the largest line of business here, it’s going to be led by Bob Pragada and we’ll be driving the global strategy that you heard about in December with adding some new strategic elements as we combine with CH2M.

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Jacobs Engineering Group, Inc. – Jacobs’ To Acquire CH2M Conference Call and Webcast, August 2, 2017

For the total company, I mentioned earlier we have an Integration Team that is evolving now. We’ve already named the Leaders of that team with Gary Mandel from our side and Lisa Glatch from CH2M’s side. I’ll speak for Gary. The reason why we put Gary there is you have a seasoned veteran that has run businesses, has come to us six years ago from an acquisition that has been a successful acquisition and he understands the sensitivities of merging two cultures. This is someone that, as far as driving accountability and rigor and meeting or exceeding expectations, is built that way.

I know my early days of working with Lisa, she is a top executive from CH2M and has a proven track record. I think, for me, as anything goes in these type of businesses, it is all about leadership and execution, and that’s going to be the mantra of this whole integration process, led by Gary and Lisa.

Jerry Revich:

Okay. Thank you. I appreciate the color.

Steve Demetriou:

Okay. We want to thank you for participating in the call and moving quickly this morning to get on this call, but hopefully what you heard today is we believe we have a very compelling strategic combination. We’re creating the world’s premiere global leader solutions provider. We’re going to position ourselves in the highest-growth, highest-margin businesses that are in our industry. We’re very excited about the common cultures and shared values and we believe that’s going to give us the foundation for success, and we believe and expect significant financial benefits. Ultimately, this is all about creating significant Shareholder value. Thank you very much. Take care.

Operator:

This concludes today’s conference call. You may now disconnect.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call.    This transcript is being made available for information purposes only.

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Additional Information and Where to Find It

In connection with the proposed acquisition of CH2M Hill Companies, Ltd. (“CH2M”) by Jacobs Engineering Group Inc. (the “Company”) pursuant to the terms of an Agreement and Plan of Merger by and among CH2M, the Company and Basketball Merger Sub Inc., a wholly owned subsidiary of the Company (“Merger Sub”), the Company intends to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (the “Form S-4”) that will contain a proxy statement of CH2M and a prospectus of the Company, which proxy statement/prospectus will be mailed or otherwise disseminated to CH2M’s stockholders when it becomes available. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, CH2M AND THE MERGER. Investors may obtain free copies of the proxy statement/prospectus when it becomes available, as well as other filings containing information about the Company and CH2M, without charge, at the SEC’s Internet website (http://www.sec.gov). Copies of these documents may also be obtained for free from the companies’ websites at www.jacobs.com or www.ch2m.com.

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Jacobs Engineering Group, Inc. – Jacobs’ To Acquire CH2M Conference Call and Webcast, August 2, 2017

Non-GAAP Financial Measures

To supplement the financial results presented in accordance with generally accepted accounting principles in the United States (“GAAP”), we present certain non-GAAP financial measures within the meaning of Regulation G under the Securities Exchange Act of 1934, as amended. These measures are not, and should not be viewed as, substitutes for GAAP financial measures.

Participants in Solicitation

The Company, CH2M and their respective officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of CH2M in connection with the proposed Merger of Merger Sub with and into CH2M. Information about the Company’s executive officers and directors is set forth in its Annual Report on Form 10-K, which was filed with the SEC on November 22, 2016 and its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on December 9, 2016. Information about CH2M’s executive officers and directors is set forth in its Annual Report on Form 10-K, which was filed with the SEC on March 7, 2017, and the proxy statements for its 2017 annual meeting of stockholders, which was filed with the SEC on April 24, 2017. Investors may obtain more detailed information regarding the direct and indirect interests of the Company, CH2M and their respective executive officers and directors in the acquisition by reading the preliminary and definitive proxy statement/prospectus regarding the proposed transaction when it is filed with the SEC. When available, you may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This presentation relates to a proposed business combination between the Company and CH2M. This presentation is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. This document is not a substitute for the prospectus or any other document that the Company or CH2M may file with the SEC in connection with the proposed transaction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Certain Preliminary Results

This presentation includes certain preliminary results for our third fiscal quarter of 2017. These preliminary results reflect our current estimates for this period based on information available as of the date of this presentation. However, these preliminary results are inherently uncertain. We have not yet closed our books for our third fiscal quarter of 2017 and our independent registered public accounting firm has not completed its review of our results for our third fiscal quarter of 2017. Our actual results may differ materially from these preliminary results due to the completion of our financial closing procedures, final adjustments and other developments that may arise between the date of this presentation and the time the financial results for our third quarter are finalized.

Forward-Looking Statement Disclaimer

Certain statements contained in this document constitute forward-looking statements as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and such statements are intended to be covered by the safe harbor provided by the same. Statements made in this presentation that are not based on historical fact are forward-looking statements, including statements regarding whether and when the proposed transaction with CH2M will be consummated and the anticipated benefits thereof. Although such statements are based on management’s current estimates and expectations, and currently available competitive, financial, and economic data, forward-looking statements are inherently uncertain, and you should not place undue reliance on such statements as actual results may differ materially. We caution the reader that there are a variety of risks, uncertainties and other factors that could cause actual results to differ materially from what is contained, projected or implied by our forward-looking statements. The potential risks and uncertainties include, among others, the possibility that CH2M may be unable to obtain required stockholder approval or that other conditions to closing the transaction may not be satisfied, such that the transaction will not close or that the closing may be delayed; general economic conditions; the transaction may involve unexpected costs, liabilities or delays; risks that the transaction disrupts current plans and operations of the parties to the transaction; the ability to recognize the benefits of the transaction; the

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Jacobs Engineering Group, Inc. – Jacobs’ To Acquire CH2M Conference Call and Webcast, August 2, 2017

amount of the costs, fees, expenses and charges related to the transaction and the actual terms of any financings that will be obtained for the transaction; the outcome of any legal proceedings related to the transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction agreement. For a description of some additional factors that may occur that could cause actual results to differ from our forward-looking statements see our Annual Report on Form 10-K for the period ended September 30, 2016, and in particular the discussions contained under Item 1—Business; Item 1A—Risk Factors; Item 3—Legal Proceedings; and Item 7—Management’s Discussion and Analysis of Financial Condition and Results of Operations, as well as the Company’s other filings with the Securities and Exchange Commission. Neither the Company nor CH2M is under any duty to update any of the forward-looking statements after the date of this presentation release to conform to actual results, except as required by applicable law.

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